UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

January 29, 2025
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 2 LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This Investment Committee ("IC") Memo includes projections and forward-looking information that represent the Manager's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand the Manager's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. For a comprehensive discussion on forward-looking statements and the risks associated with this investment, please refer to the Offering Circular.

All capitalized terms used herein have a meaning set forth in the Offering Circular.

ITEM 9. OTHER EVENTS

EXECUTIVE SUMMARY

Corumbaíba is a 2.5 MW AC / 3.35 MW DC solar power plant to be located at the Arrependidos Farm in Corumbaíba, Goiás ("Project"). The Project will be connected to the Equatorial Goiás S.A. electricity distribution grid, in accordance with Brazilian federal law 14.300/2022 and Normative Resolution No 1000/2022.

This solar plant will be rented to a consortium of residential and commercial Subscribers for 25 years. The Project has signed a Project Rental Contract, a Land Lease, an Operations and Maintenance Contract and a Construction Contract.
The Company intends to invest $3,203,696.00 USD (R$16,925,250.00 BRL) at a projected IRR of 14.79% in USD (see Financial Summary below).

An Investment Committee (IC) Memorandum was previously signed and filed in 2022 upon the acquisition of the Project. This memo and filing serves as the Notice to Proceed (NTP) and an update to the Project's information.

KEY INFORMATION

General Information

Project Owner	Energea Portfolio 2 LLC (d.b.a. Community Solar in Brazil)
Project Location	Corumbaiba, Goias, Brazil
Technology	Ground-mounted solar on single-axis trackers
System Size (AC/DC)	2.50 MW AC / 3.35 MW DC
Estimated Year 1 Production	6,300 MWh
Coordinates	18.14021° S 48.58049° W
Land Status	Land Lease
Project Status	Under construction
Useful Equipment Life (Years)	25 years

Stakeholders

SPE Name	Energea Corumbaíba Ltda.
SPE Registered Office	Rod. Municipal A Bocaina, KM 01, Zona Rural, CEP 75.675-000, Corumbaíba/GO
SPE CNPJ	45.518.932/0001-94
Offtaker	Consórcio de Geração Compartilhada de Energia Elétrica Energea
EPC Contractor	JGSC Construcoes E Reformas Em Geral LTDA ("JGSC")
EPC Contractor CNPJ	48.176.015/0001-31
O&M Contractor	Energea Brazil
O&M Contractor CNPJ	41.161.846/0001-90

Uses of Capital*

	BRL	USD
Project Hard Costs	R$ 14,276,510.00	$2,701,250.00
Project Soft Costs	R$ 1,190,878.00	$196,891.00
Developer Fee	R$ 806,594.00	$153,453.00
Acquisition Costs	R$ 437,500.00	$80,920.00
Pre-COD OpEx	R$ 371,567.00	$71,182.00
Total Project Financing	R$ 16,925,250.00	$3,203,696.00
Projected IRR	14.79%
*Actual BRL/USD will vary with currency exchange rates during construction.

Technical Summary

Site

Corumbaíba is a municipality in south-eastern Goiás, Brazil located ~220 kilometers from the state's capitol with a population of approximately 9,900 residents. The area's economy is primarily based on agriculture and livestock, cultivating crops such as rice, beans, corn and soybeans and raising cattle for beef and milk production. Other industries include brick manufacturing, cheese, mineral salt mining and manufacturing of furniture and ceramics.

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In 2018, the town's public safety program was enhanced with the establishment of a fixed detachment of the Military Police. This has in turn reduced overall crime rates for the city, reducing security risk for the Project. The town has no documented favelas or areas of concern. Local fire and police stations are strategically placed throughout the town, enabling them to response quickly emergencies.

The Estate of Gilberto Neves ("Landowner") owns the Site. The SPE entered into a Land Lease on August 22, 2022 with the Landowner to secure 8 hectares of space for the Project. The agreed monthly lease payment is 1,300 BRL per hectare, due within 150 days from the execution of the Lease Agreement. The lease payments adjust on each anniversary of the signature date according to the Brazilian consumer price index ("IPCA").

Design
Major System Components

Component Name	Manufacturer and Model	Unit Quantity	Energea Notes
Modules	Trina Solar VertexN TSM-NEG 710W	4,816	Tier 1 module manufacturer based in China
Inverters	Sungrow SG250HX-20	10	Tier 1 inverter manufacturer based in China
Racking/Trackers	Arctech Skylight Dual-Row Horizontal Single Axis		A leading manufacturer of solar tracker systems based in China

Energy Projection

The Project's PVsyst simulation report estimates that the Project has a 50% chance of producing at least 6,889 MWh with a resulting performance ratio of 77.83% during its first year of operation. After analyzing historical production data across Energea's portfolio of operating Projects in Brazil, the Manager derated the projected year-one energy production estimate to 6,300 MWh.

The Trina solar Vertex-N modules exhibit minimal degradation over their lifespan, ensuring reliable long-term performance. They are warrantied to experience <1% power loss in the first year of operation and an annual degradation rate of <0.4% thereafter. Compared to P-type modules, the Vertex-N modules are expected to degrade 2.45% less than competing module technologies over a 30-year lifespan. Enhanced resistance to light-induced degradation and elevated temperature-induced degradation further ensures minimal power loss, making them the best choice for the Project.

Interconnection

The Interconnection for the Project is secured through the CUSD and CCER agreements with Equatorial Goiás S.A., formerly Enel-GO ("Utility Company"). According to the Brazilian federal law 14.300/2022, the interconnection agreements can only be transferred after the power plant achieves its Commercial Operation Date ("COD"). For that reason, the CUSD and CCER Agreements will be assigned to the Offtaker after the Project's COD.

System modifications were necessary for the Project's interconnection to the local distribution network. The modifications included the construction of 2.5km of 34.5kV distribution line and the installation of a recloser and a relay device. The interconnection lines were built by the Utility Company at its own expense and were finished in September 2024.

Offtaker

The Offtaker is is a consortium of residential and commercial Subscribers. The SPE and the Offtaker signed a Project Rental Contract on September 06, 2022, which specifies a term of 25 years from COD, with options to extend through mutual agreement between the parties. Subscribers will be located in Goiás, Brazil.

Engineering, Procurement and Construction

The EPC contractor is responsible for delivering a turnkey solar power project, including engineering, procurement, construction and commissioning services. After completing a thorough due diligence review of JGSC's expertise in constructing solar plants and the company's financial standing, the Manager determined they are capable of installing the Project and signed the Construction Contract on November 12, 2024. Services include developing detailed civil, electrical and mechanical drawings, and as-built documentation while ensuring compliance with the Manager's Minimum Technical Requirements ("MTR"). The contractor will procure of all necessary materials and equipment and perform all required civil works, installation of the equipment, the closeout and commissioning process for the Project. Energea will dispatch a site manager to the Site who will monitoring the contractor and ensure quality control throughout the construction phase of the Project. The contractor also provides a Technical Warranty that covers all equipment defects and workmanship issues that arise for 24 months after COD. The Project's expected COD is June 30, 2025.

Operations & Maintenance

Energea Brazil has been selected as the O&M service provider. The team that will be responsible for the Project after COD is comprised of experienced professionals with years of combined solar O&M experience. They are equipped with the latest technology and tools to provide the highest level of service to the Project. This field team is supported by the office staff who will provide 24/7 monitoring, performance verification and general support for all asset management requirements. The O&M Contract include monitoring, reporting, module cleaning, preventative maintenance, landscaping, emergency/corrective maintenance and technical calculations.

Financial Summary

The projected nominal IRR, in USD, of the Project is 14.79%, with an estimated payback of 7 years and 8 months from the Notice to Proceed ("NTP") date. The projected income statement, cash flow statement and balance sheet through 2033 are shown in Exhibit I.

The baseline projected IRR is calculated assuming a 1% annual devaluation of the BRL against USD and an average Subscriber discount of 13%.

The Project will be rented to the Offtaker. The Offtaker is comprised of many Subscribers who each pay a rental price equal to the the amount of kWh produced by the Project that they consume times an energy rate per kWh. The energy rate per kWh is calculated as a fixed discount off the rate they would have otherwise pay to the Utility Company for electricity.

Thus, the Project's monthly rental revenue will fluctuate based on Subscriber discount rates and the FX rate (expressed as a devaluation of the BRL against the USD over time). The table below demonstrates the range of potential IRRs resulting from various energy discount and currency devaluation scenarios:

IRR Stress Test

Subscriber Discount	FX Devaluation (%(y/y))
	0.00%	2.50%	5.00%	7.50%	10.00%	12.50%	15.00%
10.00%	15.50%	15.28%	15.06%	14.86%	14.66%	14.47%	14.29%
11.00%	15.30%	15.07%	14.86%	14.65%	14.46%	14.27%	14.09%
12.00%	15.09%	14.86%	14.65%	14.45%	14.25%	14.07%	13.89%
13.00%	14.88%	14.66%	14.44%	14.24%	14.05%	13.86%	13.69%
14.00%	14.67%	14.45%	14.24%	14.04%	13.84%	13.66%	13.48%
15.00%	14.45%	14.23%	14.03%	13.83%	13.64%	13.45%	13.28%
16.00%	14.24%	14.02%	13.81%	13.62%	13.43%	13.25%	13.07%
17.00%	14.02%	13.81%	13.60%	13.40%	13.22%	13.04%	12.86%
18.00%	13.81%	13.59%	13.38%	13.19%	13.00%	12.83%	12.65%
19.00%	13.59%	13.37%	13.17%	12.97%	12.79%	12.61%	12.44%

For example, if the BRL depreciates against the USD by 7.5% every year of the Project's 25-year life, and the Project offers Subscribers a 15% discount against the energy rate charged by the Utility Company (as opposed to the 13% assumption used in the base case IRR projection), the IRR of the Project would be 13.83%.

Capital Expenses ("CAPEX")

The cost to construct the Project has been fixed by contract and is detailed in the table below. Actual costs will be subject to changes in FX during the construction period.

Capital Expenditures Assumptions

	Brazilian Reais (BRL)	US Dollars (USD)
Acquisition Costs	R$ 437,500.00	$80,920.00

Solar Modules	R$ 2,754,431.00	$522,039.00
Solar Inverters	R$ 606,101.00	$114,872.00
Mounting Materials	R$ 1,641,215.00	$311,016.00
Electrical Materials	R$ 1,650,000.00	$312,460.00
Transformers	R$ 1,199,400.00	$227,046.00
Substation	R$ 1,143,500.00	$216,464.00
Civil Materials	R$ 500,000.00	$94,740.00
Labor & Accomodations	R$ 2,276,692.00	$428,441.00
Earthworks	R$ 770,000.00	$145,815.00
Fences	R$ 250,000.00	$47,370.00
Rental Equipment	R$ 400,000.00	$75,792.00
Monitoring Equipment	R$ 385,172.00	$72,834.00
CCTV	R$ 400,000.00	$75,585.00
Other Costs	R$ 300,000.00	$56,779.00
Toatal Hard Costs	R$ 14,276,510.00	$2,701,250.00

Entity Costs	R$ 9,000.00	$1,702.00
Environmental Licensing	R$ 47,689.00	$9,042.00
Independent Engineer	R$ 39,837.00	$7,566.00
Insurance	R$ 50,000.00	$9,478.00
Interconnection Consultants	R$ 39,837.00	$7,539.00
Land Rental (during const.)	R$ 312,821.00	$60,303.00
Misc Fees	R$ 113.00	$23.00
Engineering	R$ 257,585.00	$49,002.00
Spare Parts	R$ 111,196.00	$21,074.00
Site Travel	R$ 80,000.00	$15,152.00
SPT, Pull Out & Resistivity	R$ 85,000.00	$16,010.00
Total Soft Costs	R$ 1,190,878.00	$196,891.00

Developer Fee	R$ 806,594.00	$153,453.00

Pre-COD OpEx	R$ 371,567.00	$71,182.00

Total CapEx (All-In)	R$ 16,925,250.00	$3,203,696.00

Revenue

The Project's revenue comes from the Project Rental Contracts between the SPE and the Consortium of Subscribers.

The Project Rental Contracts adjust for annual inflation, which are aligned with changes in Utility Company rates, typically occurring each April. The Utility Company has historically adjusted its rates at a pace higher than IPCA. While the financial model uses the 2020 target inflation rate of 4.00% as a baseline, ENEL-GO's cumulative rate adjustments over the past four years (2020-2024) reached 36.27%, significantly outpacing the IPCA's 29.39%. This method of calculating energy rates paid by the Subscribers ensures that the Project's revenue increases as energy rates increase.

Revenue Assumptions

Revenue Contract Term	25 years
Fixed Discount on Credit Value	13.00%
Utility Company Rate	R$ 745.93 / MWh
Project's Rate	R$ 648.96 / MWh
Demand Charge (TUSD rate)	R$ 18.73 / kWac
Subscriber Default Rate	3.00%

Operating Expenses ("OPEX")

The model assumes the operating expenses described in the table below. All prices are re-adjusted by IPCA, currently assumed at a 4% annual rate of change.

Operating Expenses Assumptions

Operations & Maintenance	R$ 6,000.00 / month	Paid by SPE
Land of Roof Rental	R$ 10,400.00 / month	Paid by SPE
Insurance (GL & Property)	R$ 50,000.00 / month	Paid by SPE
Banking & FX Fees	R$ 400.00 / month	Paid by SPE
Site Security	R$ 12,000.00 / month	Paid by SPE
Utilities	R$ 500.00 / month	Paid by SPE
Transactional Fees (Consortium)	R$ 525.00 / month	Paid by Consortium
Marketing Commission	5.00% of Revenue	Paid by Consortium
Year 1 Monthly OPEX	R$ 51,091.00 / month
*On the energy compensated
**All values readjusted with IPCA annually.

Taxes

Tax Assumptions

Applied Taxes
Total Rental Revenue		R$ 26,895,664.59
Total Service Revenue		R$ 4,122,829.44
Total Gross Revenue		R$ 31,018,494.03

Presumed profit Taxable Income (32%)		R$ 9,925,918.09

Taxes	Base Rate	Application	$BRL Amount Calculated	Effective Rate on Gross Rev
PIS&COFINS	3.65%	% of Gross Revenue	R$ 1,132,175.03	3.65%
ISS	5.00%	% of Service Revenue	R$ 206,141.47	0.66%
ICMS**	18.00%	% of Sales Revenue	R$ 0.00	0.00%
IRPJ	25.00%	% of Taxable Income	R$ 2,248,582.09	7.37%
CSLL	9.00%	% of Taxable Income	R$ 893,332.63	2.88%
Total Taxes			R$ 4,516,231.22	14.56%

* All displayed values are sourced from Exhibit I, in BRL, and are projected for the next 10 years.
**ICMS is not charged, as these projects do not sell power, only rent the power plant to the consortium of Subscribers.

Legal Summary

Each of the contracts that comprise the Project have been drafted, negotiated and reviewed by the Manager. This section specifically comments on the review of the following contracts:
a)     SPE Social Contract (similar to an Operating Agreement in the U.S.)
b)     Land Lease
c)     Construction Contract

SPE Social Contract Summary

Contract	Social Contract of Energea Corumbaíba Ltda.
Incorporation Date	August 11, 2022
CNPJ	47.518.932/0001-94
Address	Rod. Municipal A Bocaina, KM 01, Zona Rural, CEP 75.675-000, Corumbaiba/GO
Structure	Limited Liability Company (Brazilian Limitada)
Quotaholder	Energea Portfolio 2 LLC (100%)
Management	Isabella Vieira Mendonça Vivian Paim Lopes
Municipal Registration	Alvará No. 2024/00328

Land Lease Summary

Contract	Land Lease
Date	August 22, 2022
Parties	Energea Corumbaíba Ltda. - Lessor Estate of Gilberto Neves (represented by Thiago José Neves) - Lessee
Term	25 years from the signature date
Object	Lease of a rural property in the City of Corumbaíba, State of Goiás, with a total area of 08 hectares
Basic Rent	R$ 10,400.00 (R$ 1,300.00 per hectare)
Payment Periodicity	Monthly, after a grace period of 150 days from the signature of the lease agreement
Surface Rights	Lessors have the obligation to provide the surface rights deed when requested by Lessee.

Construction Contract Summary

Contract	Engineering, Procurement and Construction Agreement
Date	November 12, 2024
Parties	JGSC Construcoes E Reformas Em Geral LTDA ("Contractor") Energea Corumbaíba Ltda. ("Owner")
Object	Contractor shall provide construction engineering drawings, civil works and supply of goods, materials, equipment and services required for the construction, cold commissioning and hot commissioning.
Contract Price	R$ 3,970,000.00
Warranty Duration
The Technical Warranty Period shall begin with the issuance of the "Certificate of Final Acceptance" and shall remain valid and in full force for a period of 24 months.
Inverter Warranty - 10 years
Trackers - 20 years
Modules - 25 years

Warranty Scope
The Technical Warranty of the Project and Technical Warranty of the equipment will cover all repairs related to defects verified in the Project and the equipment. This covers any and all defects in the design, execution, materials and equipment and its components, parts and accessories and, in its entirety, the continuous operation of the Project according to the characteristics and specifications for which it was designed.

Delay Liquidated Damages	Should the Project reach COD after the date specified in the Construction Contract, the contractor shall pay a penalty equal to R$ 2,800 per day of delay.
Governing Law	Brazil
Dispute Resolution
Any and all disputes arising out of the Construction Contract shall be resolved by arbitration, administered by the Center of Arbitration and Mediation of the Brazil-Canada Chamber of Commerce ("CAM-CCBC"), in accordance with its arbitration rules and with Federal Law 9.307/96.

Insurance
The contractor shall carry "Construction All Risks" insurance covering the works, including materials, parts and equipment.
CAR - Insured amount will correspond to 100% of the value of the contract.

Construction General Liability - R$ 5,000,000.00
Labor Liability Insurance - R$ 3,000,000.00
Automobile Public Liability - R$ 300,000.00
Transportation Insurance - 100% of the value of the equipment in transit
Environmental Liability Insurance - R$ 1,000,000.00

Documentation Checklist

	Document Name	Status
SPE	Social Contract	Confirmed
	National Registration	Confirmed
	State and Municipal Registration	Confirmed
Site	Site Photos	Confirmed
	Land Owner Documents	Confirmed
	Property Lease Agreement	Confirmed
Design and Application	Energy Resource Study	Confirmed
	Preliminary Engineering	Confirmed
Interconnection	Parecer de Acesso	Confirmed
	Interconnection Contracts	Confirmed
Permit	Environmental License	Confirmed
Offtaker	Offtaker Credit Analysis	Confirmed
	Revenue Agreement Set	Confirmed
EPC	Construction Set (drawings)	Confirmed
	Signed EPC Agreement	Confirmed
O&M	O&M Agreement	Confirmed
Investment	Project Model	Confirmed

The Investment Committee members have performed the necessary review of the Project and hereby approve the Project for investment by the Company.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 2 LLC

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: January 29, 2025